November 10, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
The Empire State Building
350 Fifth Avenue, Suite 2204
New York, New York 10118

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 3 filed October 7, 2005
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The staff attempted to contact Mr. Metter at the telephone number,
212-594-4175, which you have placed on the cover of your registration statement as the number of your principal executive offices. Based on the response of the individual who answered the telephone, please confirm the location of your operations and to confirm that your operations are ongoing.

Prospectus Cover Page
2. Reconcile the estimated offering expenses on the cover page with the disclosure on page 8 and in part II of the registration statement.

Prospectus Summary, page 1
3. Reconcile the net loss and the accumulated deficit for the fiscal year ended May 31, 2005 with the financial statements.
4. In discussing the delinquent franchise taxes, clarify the total amount that was delinquent, state the total amount paid, including any penalties or interest, and disclose when this amount was paid in full.

Spongetech Delivery Systems, Inc., page 1
5. You have stated in this section:
"We have also designed and started to test market, but have not yet produced or sold, products using the same hydrophilic technology for bath and home use. We license the rights to manufacture and sell our products from H.H. Brown Shoe Technologies, Inc. (d/b/a Dicon Technologies), the holder of the relevant patents relating to the hydrophilic sponges."

However, you have responded to comment number twenty-one of our prior letter dated August 1, 2005 as follows:

"There is no formal agreement with the Company`s licensor to manufacture the children`s bath foam sponge. The product is still in the research and development state. Management contemplates that it will enter into an agreement with Dicon upon finalization of the bath sponge."

Please reconcile this disclosure. In addition, clarify wherever applicable, which entity has, or will, design, test, produce, and sell products from which you intend to gain revenues.

Selected Financial Data, page 3
6. Reconcile net loss for the fiscal year ended May 31, 2005 with the financial statements. Revise similar disclosure in risk factor one.

Risk Factors, page 4
7. We reissue prior comment 10. Please avoid the generic conclusion you reach in several risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and 8.
operations would be affected. We direct your attention to risk factors 1, 3, 5, 8, 10, 12, 14, 16, and 19.
9. Revise risk factor four to refer to the going concern in the most recent audited financial statements, May 31, 2005.
10. Please revise the subheading for the fifth risk factor, to reflect the risks that will result if you fail to pay franchise taxes and/or fail to file a renewal of your certificate of incorporation in the future.

Use of Proceeds, page 8
11. We reissue comment number twelve of our prior letter dated
August
1, 2005. Please provide greater disclosure regarding the use of proceeds allocated to working capital.

Dilution, page 9
12. Please explain the statement that you assume the offering price of $.25 for all calculations in the dilution section. Also, please revise similar disclosure in the capitalization section.

Management Discussion and Analysis, page 11
13. We reissue prior comment 14. Please consider providing an executive overview to focus on the known trends, events and uncertainties that are critical to your business.

Results of Operations, page 13
14. Reconcile operating expenses and net loss for the year ended
May
31, 2005 with the financial statements.

Fiscal Years Ended May 31, 2005 and 2004, page 13
15. Please disclose the basis for the statements that your all-in-one product can be used several times, but the current products of other companies can be used one time only, thereby making your product competitive with them. Explain how this is a significant benefit. Supplementally provide any reports, studies, etc. We may have further comment.


Plan of Operations, page 13
16. Provide a detailed plan of operations for the next twelve months.
Provide in greater detail the milestones the company plans to take in the next twelve months to commence sales. Discuss the anticipated time frame for each milestone, the estimated costs and the anticipated source of funding.
17. We continue to note the disclosure that officers, directors and affiliates may provide funding until the offering is completed. Disclose whether they are legally obligated to provide such funding.
If not, discuss how you plan to finance your business plan if these individuals do not loan the company funds.
18. We note the oral agreement with a sales group from Virginia to Vermont. Disclose the material terms of the agreement. State when the agreement was entered into, name the sales group and disclose whether any sales have been generated to date pursuant to this agreement.
19. You continue to state that your licensor has orally agreed to manufacture the children`s bath foam sponge. Please disclose the material terms of the agreement. Also, please reconcile with the statement that there is no formal agreement.
20. As we previously requested in comment number 15 of our prior letter dated August 1, 2005, please cite the source of the Clean Link information.

Liquidity and Capital Resources, page 14
21. Given the current cash balance of $912. Pplease explain how you believe you can satisfy your cash requirements for the next twelve months. This should not assume you raise the minimum funds in this offering, since there is no guarantee you will raise this amount. We may have further comment.

Business, page 17
22. Update the status of negotiations with Hebco Inc. and Vanity
Events.  We may have further comment.

Management, page 19
23. Please supplementally provide us with the control person(s) for
Azurel Ltd. and disclose any affiliation, direct or indirect, with the officers, directors and control persons of Spongetech. We may have further comment.


Legal Proceedings, page 21
24. With regard to the Westgate lawsuit, please disclose the name of the court or agency where the proceeding is pending, the date the proceeding began and all principal parties, as Item 103 of Regulation
S-B requires. In addition, please update the disclosure in this section, as appropriate.

  Security Ownership of Certain Beneficial Owners and Management, page 24
25. Please update the disclosure in this section as of the most recent practicable date.

Certain Relationships and Related Transactions, page 24
26. Please reference the sixth paragraph of this section, which paragraph states:
"In January 2005, we issued and aggregate of 12,030,000 shares of our common stock to our officers, directors and related parties, as compensation for services performed on our behalf."
Please ensure that you provide, for these issuances, all the information which Item 404 of regulation S-B requires. Disclose the value of the consideration. Also, explain why this issuance was not included in the executive compensation table, since it was for services performed. We may have further comment.

Plan of Distribution, page 29
27. We note the statement that if you do not raise the minimum you anticipate officers and directors providing the expenses associated with this offering but that there are no formal or written agreements. Please clarify, if true, that these individuals are not legally obligated to provide such funding. Discuss the impact this would have upon your company if these individuals did not provide this funding. How would you pay these expenses?

Additional Information, page 37
28. Please update the address of the Commission. The Commission`s new address is:
	100 F Street, NE
	Washington, DC 20549.
29. We note the following statement:
"All selling shareholders who are affiliates will not sell their shares during the public offering period. Thereafter, they may sell their shares in public or private transactions, at prevailing market prices or at privately negotiated prices."

It does not appear any affiliates are selling shareholders.
Please
revise to name the affiliates or explain supplementally.

Financial Statements, page F-1
30. Revise to include updated financial statements as required by
Item 310(g) of Regulation S-B.

Note 6 - Commitments and Contingencies, page F-14
31. Revise to disclose the amount or range of the possible loss from the litigation or a statement that an estimate cannot be made.
Also,
revise to disclose the status of the contingency in the updated financial statements. See paragraph 10 of SFAS 5.

Exhibit 23.1 - Accountant`s Consent
32. The consent refers to a report dated January 15, 2005, and there is no such report in the amended registration statement. Please include a currently dated consent that refers to the appropriate audit report.

Recent Sales of Unregistered Securities, page II-2
33. We note the issuances in 2002. It appears the company was a blank check company at that time. Rule 504 of Regulation D is not available to blank check companies. Please revise the disclosure to discuss the available exemption. Also, state the facts supporting reliance upon the exemption. We may have further comment.
34. Disclose the consideration received in each transaction.
Exhibits
35. Please file a validly executed escrow agreement. We repeat our prior comments 55 and 56. All exhibits are subject to staff review and should be filed as soon as practicable to allow sufficient time for such review.

Signatures
36. Please note that Form SB-2, "Instructions for signatures," number
1 requires the signature of the controller or principal accounting officer.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at 202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Richard A. Friedman, Esq.
      By facsimile (212) 930-9725
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Michael L. Metter, President
Spongetech Delivery Systems, Inc.
Page 7
November 10, 2005